EXHIBIT 99.1

Date: March 11, 2025	800-324 8th Avenue SW Calgary AB, T2P 2Z2 www.computershare.com

To:	All Canadian Securities Regulatory Authorities Toronto Stock Exchange New York Stock Exchange Securities and Exchange Commission

Dear Sirs/Madames:

Subject: TC ENERGY CORPORATION

We advise of the following with respect to the upcoming meeting of security holders for the subject issuer:
Meeting Type:	Annual Meeting
Record Date for Notice of Meeting:	March 21, 2025
Record Date for Voting (if applicable):	March 21, 2025
Beneficial Ownership Determination Date:	March 21, 2025
Meeting Date:	May 8, 2025
Meeting Location:	Virtual-only meeting online at https://meetings.lumiconnect.com/400-972-689-953
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Registered Holders:	Yes
NAA for Beneficial Holders:	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	87807B107	CA87807B1076
Sincerely, Computershare Trust Company of Canada Agent for TC ENERGY CORPORATION